
SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C. 213 SECTION


07004343

BP 3/15 *

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SECURI... COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 40861

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gordian Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue, Fifth Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron 914 632 8400
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

BP 3/21

OATH OR AFFIRMATION

I, Henry Owsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordian Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY W. YU
Notary Public, State of New York
No. 01YU4956429
Qualified In Queens County
Commission Expires September 25, 2009

Signature

President and Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
213
SECTION

Gordian Group, LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2006

GORDIAN GROUP, LLC

Index


J.H. COHN LLP
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Report of Independent Public Accountants

To the Member
Gordian Group, LLC

We have audited the accompanying statement of financial condition of Gordian Group, LLC (A Limited Liability Company and subsidiary of Allied Capital Corporation) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordian Group, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

New York, New York
February 26, 2007

GORDIAN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$1,896,384
Accounts receivable	775,804
Proceeds receivable from sale of nonmarketable securities	867,279
Securities owned - nonmarketable securities	65,928
Fixed assets, net of accumulated depreciation and amortization of $770,168	131,912
Other assets	433,226
Total	$4,170,533

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$1,348,005
Deferred revenue	288,128
Due to officers	30,313
Accrued expenses and other liabilities	123,915
Total liabilities	1,790,361
Commitments and contingencies	
Member's equity	2,380,172
Total	$4,170,533

See Notes to Statement of Financial Condition.

GORDIAN GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and business:

Gordian Group, LLC (the "Company" or "Gordian") is a Delaware limited liability company whose sole member is Gordian Group, Inc., a Delaware corporation. Gordian Group, Inc. is an indirectly wholly-owned subsidiary of Allied Capital Corporation (the "Parent"), a Maryland corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company does not carry customer accounts; however, it may participate as a broker or dealer in underwriting. The Company is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lender to such entities) engaged in a variety of financial transactions.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Advisory fees are recorded when earned. Deferred revenue is made up of unearned revenue and retainers. These items are recognized as they are earned over the life of the Company's contracts with its clients. Certain fees are recognized upon the settlement of a transaction.

Cash and cash equivalents:

Demand deposits with banks and other highly liquid investments with maturities of three months or less are considered to be cash and cash equivalents. At December 31, 2006, cash and cash equivalents consisted primarily of a checking account and two interest bearing accounts at a major bank. Balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company had cash balances in excess of Federally insured limits in the amount of $2,006,417.

Note 2 - Summary of significant accounting policies (concluded):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. At December 31, 2006, an allowance for doubtful accounts was not necessary.

Nonmarketable securities:

From time-to-time, the Company may acquire, or receive for providing services to its clients, ownership interests in nonpublic entities or restricted interests in public entities. These interests may include common stock, preferred stock, warrants or other instruments. The Company values such interests at fair value, which is determined through recent transactions in similar securities, contractual arrangements to sell such securities, or comparison to other companies and transactions.

Changes in fair value of these investments are included in investment income (loss).

At December 31, 2006, nonmarketable securities consisted of common stocks.

Fixed assets:

Fixed assets are stated at cost, less accumulated deprecation and amortization. Furniture and equipment are depreciated on a straight-line method based upon their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the length of the lease.

Income taxes:

The Company is a pass-through entity. Accordingly, it has no liability for income taxes.

Note 3 - Fixed assets:

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at December 31, 2006:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$383,033	$340,913	$ 42,120
Equipment	321,502	273,745	47,757
Furniture	197,545	155,510	42,035
Totals	$902,080	$770,168	$131,912

Note 4 - Deferred revenue:

On June 28, 2004, the Company was engaged by a privately owned company (the "Client") to provide certain investment banking services for a period of three years (the "Term"). As consideration, the Company will receive Class B common stock of the Client (the "Shares") over the Term. One-third or 7,233 of the total 21,698 Shares to be received by the Company vested at the inception of the engagement, and the remaining 14,465 Shares granted to the Company vest in equal monthly installments ("Monthly Stock Installments") over the Term.

The engagement may be terminated by the Client or Gordian at any time prior to the expiration of the Term with or without cause, effective upon receipt of written notice to that effect by the other party, but none of the foregoing circumstances shall affect or limit the rights of Gordian as a stockholder of the Client or the ownership of the vested Shares of the Client issued to it.

During the Term, Gordian may elect to require the Client to purchase from Gordian all the vested Shares (those vested at inception and the Monthly Stock Installments) owned by Gordian for the aggregate book value of the vested Shares plus an additional amount as described in the Class B common stock subscription agreement between Gordian and the Client. Gordian's right to such election shall be referred to as the "Put Right".

The 7,233 vested Shares at the inception of the engagement were recorded at their fair value by management based on, among other things, the trading multiples of comparable companies, at $1,170,768, and recorded as deferred revenue. The deferred revenue is recognized as advisory fee revenue on a straight-line method over the Term. In addition, the Company records advisory fee revenue for each Monthly Stock Installment. The Monthly Stock Installments are also recorded at fair value by *management*, based on, among other things, the trading multiples of comparable companies.

In December 2004, 9,642 vested Shares as well as a Put Right related to such Shares were sold to two Managing Directors.

In December 2006, the Company exercised its Put Right to sell 9,249 vested shares to the Client at approximately $162.85 per share, or $1,506,196. The Company received $638,917 of this amount in December 2006 and the remaining $867,279 was received in January 2007. At December 31, 2006, the Company holds 402 shares with a fair value of $65,928.

At December 31, 2006, the deferred revenue balance for these shares, included in deferred revenue in the accompanying statement of financial condition, is $195,128.

Note 5 - Commitments and contingencies:

Employment agreements:

The Company has certain employment agreements with employees who are designated by the Board of Directors as partners. Certain of these partners are also Managing Directors of the Company. Pursuant to these agreements, the total compensation expense to these partners cannot exceed 62.5% of annual revenues as defined in the agreements.

Leases:

The Company leases office space under a lease agreement which expires on August 31, 2007 with a future minimum payment due in 2007 of $332,930.

Indemnifications:

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $682,288, which was $582,288 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.78 to 1.


END